UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 as filed with the SEC on May 1, 2026 and subsequently amended.

Amendment to Share Purchase Agreement

Genius Group Limited (the “Company”) has entered into Amendment No. 1, dated October 15, 2026 (the “Amendment”), to the Share Purchase Agreement dated April 16, 2026 (the “Original SPA”) with Jewel Investments LLC (the “Seller”). Under the Original SPA, the Company acquired from the Seller a Senior Secured Convertible Promissory Note in the original principal amount of US$2,000,000 (the “Original Note”) issued by Jewel Bancorp Limited. The total Purchase Price under the Original SPA was US$11,500,000, comprising US$5,500,000 in cash (the “Cash Consideration”) and 15,000,000 Consideration Shares at a deemed price of US$0.40 per common share.

The Amendment constitutes a compromise of disputed claims, and neither the execution nor performance of the Amendment constitutes an admission by any person concerning the conversion, continued existence, acceleration or enforceability of the Original Note.

The Amendment resolves the disputed claims between the parties relating to the Original SPA and the Original Note by restructuring the Company’s investment.

Key terms of the Amendment include:

● The Seller will return US$1,750,000 of the Cash Consideration to the Company (the “Returned Amount”).

● At the replacement closing (the “Replacement Closing”), the Original Note will be cancelled, the related security interests will be released, and a newly formed company affiliated with the Seller (“NewCo”) will issue to the Company a new Senior Secured Convertible Promissory Note in the principal amount of US$6,250,000 (the “New Note”).

● The New Note has a 24-month term and bears interest at the short-term Applicable Federal Rate.

● Following a 9-month lockout period (which does not apply upon an event of default), the Company may deliver a conversion notice, and NewCo may then elect either to convert the New Note into a minority equity interest in NewCo or to repay it in cash. The New Note may also be exchanged for preferred equity of NewCo on terms to be mutually agreed.

● Mutual releases of claims arising on or before the signing date relating to the Original SPA, the Original Note and related matters become effective at the Replacement Closing.

The Replacement Closing is subject to the satisfaction of closing conditions. The parties are using commercial efforts to complete the Replacement Closing within approximately 30 days of signing, subject to potential delays outside the parties’ control. NewCo is a newly formed company with no operating history. Its ability to repay the New Note, and the value of any equity in NewCo, will depend on its future business and financial condition and the receipt of any required approvals, none of which can be assured.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Amendment, the Returned Amount, the New Note, conversion mechanics, the timing and completion of the Replacement Closing, and related matters. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially, including the satisfaction of closing conditions, the timing of the Replacement Closing, NewCo’s future business, financial condition and receipt of any required approvals, and other factors described in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 21, 2026

By:	/s/ Roger James Hamilton
Name:	Roger James Hamilton
Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)

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